UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

Attached is a translation of a notice filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange ("TASE") on January 14, 2010 by the trustee of TIS' debentures traded on the TASE regard the results of a special meeting of the debenture holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: January 14, 2009	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

January 14, 2010

To:	Israel Securities Authority	Tel Aviv Stock Exchange
	www.isa.gov.il	www.tase.co.il

Re: Report on the results of the vote conducted at the special meeting of holders of Series A Debentures of Top Image Systems, held on December 31, 2009

Reznick Paz Nevo Trustees Inc., the trustee for Series A Debentures of Top Image Systems (hereinafter: “the Trustee”; ” the Company”), is hereby pleased to report the results of the vote conducted at the special meeting of holders of Series A Debentures of Top Image Systems, held on December 31, 2009 (hereinafter: “the Meeting”), regarding the decision proposals on the agenda for the Meeting, as will be briefly mentioned below and as they were detailed in the call for the meeting published on December 27, 2009 in an immediate report via the Magna system (reference number 2009-02-332664).1 Votes were received by the Trustee until Thursday, January 14, 2010 at 12:00pm.

The meeting was attended by holders of Series A Debentures of Top Image Systems in a total of 33,113, 365 NIS nominal value, making up 74.64% of all Series A Debentures in circulation at the time of the meeting.

The results of the vote are as follows:

Decision 1:
The decision: approving the principles of the amended settlement between the Company and the Holders, as released via the Magna system on January 6, 2010 (reference number 2010-02-345786).
A total of 32,739,007 votes participated in the vote, making up 98.87% of the attending and/or represented votes in the meeting.
There were no abstaining votes.
87.68% of participants in the vote – voted yea.
12.32% of participants in the vote – voted nay.
The decision was therefore approved.

Decision 2:
The decision: call for immediate repayment of Debentures (Series A) of the Company.
A total of 32,739,007 votes participated in the vote, making up 98.87% of the attending and/or represented votes in the meeting.
There were no abstaining votes.
3.95% of participants in the vote – voted yea.
96.05% of participants in the vote – voted nay.
The decision was therefore turned down.

1 It is hereby clarified that the full content is the one that appears in the Magna call, and that, and only that, is the binding content of the decisions on the agenda.

Decision 3:
The decision: Hiring Legal Counsel and Experts by the Trustee: Approval and ratification of hiring of legal counsel for the Trustee, authorizing the Trustee to hire experts.
A total of 32,739,007 votes participated in the vote, making up 98.87% of the attending and/or represented votes in the meeting.
There were no abstaining votes.
61.42% of participants in the vote – voted yea.
38.58% of participants in the vote – voted nay.
The decision was therefore approved.

Decision 4:
The decision: Indemnification of the trustee, legal counsel and experts and funding their activity.
A total of 32,739,007 votes participated in the vote, making up 98.87% of the attending and/or represented votes in the meeting.
There were no abstaining votes.
61.42% of participants in the vote – voted yea.
38.58% of participants in the vote – voted nay.
The decision was therefore approved.

Reznick Paz Nevo Trustees Inc.